Exhibit 99.1

AMERICAS SILVER CORPORATION

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements
Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.  The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.  The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

Americas Silver Corporation
Condensed interim consolidated statements of financial position
(In thousands of U.S. dollars, unaudited)

	March 31,	December 31,
As at	2019	2018
Assets
Current assets
Cash and cash equivalents	$3,432	$3,464
Trade and other receivables (Note 5)	9,309	7,712
Inventories (Note 6)	9,063	8,136
Prepaid expenses	989	1,247
Asset held-for-sale (Note 7)	6,925	6,925
Convertible loan receivable (Note 8)	2,754	1,922
	32,472	29,406
Non-current assets
Restricted cash	680	681
Property, plant and equipment (Note 7)	95,852	96,442
Deferred tax assets (Note 16)	626	626
Total assets	$129,630	$127,155

Liabilities
Current liabilities
Trade and other payables	$14,066	$14,345
Derivative instruments (Note 17)	1,226	35
Convertible loans payable (Note 8)	3,445	2,972
Promissory note (Note 9)	3,000	-
Pre-payment facility (Note 10)	5,568	5,610
	27,305	22,962
Non-current liabilities
Other long-term liabilities	1,029	689
Pre-payment facility (Note 10)	4,125	5,500
Post-employment benefit obligations	8,279	8,174
Decommissioning provision	3,894	3,791
Derivative warrant liability (Note 8)	667	711
Deferred tax liabilities (Note 16)	1,258	1,132
Total liabilities	46,557	42,959

Equity
Share capital (Note 11)	215,790	212,943
Equity reserve	34,105	34,837
Foreign currency translation reserve	6,116	6,541
Deficit	(172,938)	(170,125)
Total equity	83,073	84,196

Total liabilities and equity	$129,630	$127,155

Contingencies (Note 19), Subsequent events (Note 20)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Americas Silver Corporation
Condensed Interim consolidated statements of income (loss) and comprehensive income (loss)
(In thousands of U.S. dollars, except share and per share amounts, unaudited)

	For the three-month period ended
	March 31,	March 31,
	2019	2018

Revenue (Note 13)	$17,826	$20,383

Cost of sales (Note 14)	(12,470)	(13,143)
Depletion and amortization (Note 7)	(3,462)	(2,215)
Care, maintenance and restructuring costs	(96)	(88)
Corporate general and administrative (Note 15)	(1,230)	(2,230)
Transaction costs	(977)	-
Exploration costs	(602)	(1,783)
Accretion on decommissioning provision	(49)	(47)
Interest and financing expense	(701)	(262)
Foreign exchange gain (loss)	41	(146)
Gain (loss) on derivative instruments (Note 17)	(1,026)	367
Gain on derivative warrant liability	59	-
Gain (loss) before income taxes	(2,687)	836
Income tax expense (Note 16)	(126)	(313)
Net income (loss)	(2,813)	523

Other comprehensive income (loss)
Items that may be reclassified subsequently
to net income (loss)
Foreign currency translation reserve	(425)	256
Other comprehensive income (loss)	(425)	256
Comprehensive income (loss)	$(3,238)	$779

Income (loss) per share
Basic and diluted	(0.06)	0.01
Diluted	(0.06)	0.01

Weighted average number of common shares
outstanding
Basic (Note 12)	44,721,090	41,776,998
Diluted (Note 12)	44,721,090	44,154,449

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Americas Silver Corporation
Condensed interim consolidated statements of changes in equity
For the three-month periods ended March 31, 2019 and 2018
(In thousands of U.S. dollars, except share amounts, unaudited)

				Foreign
				currency
	Share capital		Equity	translation		Total
	Shares (000s)	Amount	reserve	reserve	Deficit	equity

Balance at January 1, 2019	43,402	$212,943	$34,837	$6,541	$(170,125)	$84,196
Net loss for the period	-	-	-	-	(2,813)	(2,813)
Other comprehensive loss for the period	-	-	-	(425)	-	(425)
Share-based payments	-	-	116	-	-	116
Proceeds from exercise of warrants	1,990	2,847	(848)	-	-	1,999
Balance at March 31, 2019	45,392	$215,790	$34,105	$6,116	$(172,938)	$83,073

Balance at January 1, 2018	41,497	$207,012	$34,760	$6,284	$(159,998)	$88,058
Net income for the period	-	-	-	-	523	523
Other comprehensive income for the period	-	-	-	256	-	256
Share-based payments	-	-	1,074	-	-	1,074
Proceeds from exercise of options and warrants	434	1,145	(527)	-	-	618
Balance at March 31, 2018	41,931	$208,157	$35,307	$6,540	$(159,475)	$90,529

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Americas Silver Corporation
Condensed interim consolidated statements of cash flows
For the three-month periods ended March 31, 2019 and 2018
(In thousands of U.S. dollars, unaudited)

	March 31,	March 31,
	2019	2018
Cash flow generated from (used in)

Operating activities
Net income (loss) for the period	$(2,813)	$523
Adjustments for the following items:
Depletion and amortization	3,462	2,215
Deferred income tax expense	126	313
Accretion and decommissioning costs	49	(45)
Share-based payments	117	1,064
Unrealized loss on long-term investments	-	1
Provision on other long-term liabilities	15	(2)
Deferred costs on convertible loans	361	-
Net charges on post-employment benefit obligations	105	6
Loss (gain) on derivative instruments	1,187	(363)
Gain on derivative warrant liability	(44)	-
	2,565	3,712
Changes in non-cash working capital items:
Trade and other receivables	(1,597)	(5,008)
Inventories	(927)	405
Prepaid expenses	258	(678)
Trade and other payables	178	(410)
Net cash generated from (used in) operating activities	476	(1,979)

Investing activities
Expenditures on property, plant and equipment	(2,291)	(3,506)
Purchase of San Felipe property option	-	(500)
Bond on decommissioning costs	-	(370)
Investment in convertible loan receivable	(800)	-
Net cash used in investing activities	(3,091)	(4,376)

Financing activities
Repayments to pre-payment facility	(1,417)	(576)
Payments to lease liabilities	(60)	-
Financing from promissory note	3,000	-
Proceeds from exercise of options and warrants	1,399	618
Net cash generated from financing activities	2,922	42

Effect of foreign exchange rate changes on cash	(339)	247
Decrease in cash and cash equivalents	(32)	(6,066)
Cash and cash equivalents, beginning of period	3,464	9,325
Cash and cash equivalents, end of period	$3,432	$3,259

Cash and cash equivalents consist of:
Cash	$3,432	$3,259
Term deposits	-	-
	$3,432	$3,259

Interest paid during the period	$370	$326

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

1.   Corporate information

Americas Silver Corporation (the “Company" or "Americas Silver") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “USA” and on the New York Stock Exchange American under the symbol “USAS”.

The condensed interim consolidated financial statements of the Company for the three months ended March 31, 2019 were approved and authorized for issue by the Board of Directors of the Company on May 13, 2019.

2.   Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the Handbook of Chartered Professional Accountants of Canada applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2018. In particular, the Company’s significant accounting policies were summarized in Note 3 of the consolidated financial statements for the year ended December 31, 2018 and have been consistently applied in the preparation of these condensed interim consolidated financial statements with the exception of “leases”, which has been replaced by recent changes in accounting policies under Note 3 below. These unaudited condensed interim consolidated financial statements were prepared on a going concern basis.

3.   Changes in accounting policies and recent accounting pronouncements

The Company has adopted the following new accounting standard effective for annual periods beginning on or after January 1, 2019:

(i)            Leases

IFRS 16 - Leases - The standard on leases was issued in January 2016 and is effective for annual reporting periods beginning on or after January 1, 2019 for public entities with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The standard requires lessees to recognize assets and liabilities for most leases. The Company adopted IFRS 16 using the modified retrospective approach resulting in the recognition of additional assets and liabilities from right-of-use assets identified on the consolidated statement of financial position at January 1, 2019 with no restatement of prior year comparatives. Effective January 1, 2019, the adoption of IFRS 16 increased assets, liabilities, depreciation, interest and financing expense, and decreased corporate general and administrative expenses. The Company applied practical expedients to not recognize short-term leases or leases of low-value items on transition under IFRS 16 and will continue to expense such lease payments to the consolidated statement of income (loss) and comprehensive income (loss).

4.   Significant accounting judgments and estimates

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements as at and for the year ended December 31, 2018.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

5.   Trade and other receivables

	March 31,	December 31,
	2019	2018

Trade receivables	$7,804	$6,126
Value added taxes receivable	1,249	1,465
Other receivables	256	121
	$9,309	$7,712

6.   Inventories

	March 31,	December 31,
	2019	2018

Concentrates	$1,640	$941
Ore stockpiles	1,993	1,602
Spare parts and supplies	5,430	5,593
	$9,063	$8,136

The amount of inventories recognized as an expense was $12.5 million during the three-month period ended March 31, 2019 (2018: $13.1 million). The concentrates and ore stockpiles, and spare parts and supplies write-down to net realizable value included in cost of sales was $0.4 million and nil, respectively, during the three-month period ended March 31, 2019 (2018: nil and nil, respectively).

7.   Property, plant and equipment

					Corporate
	Mining	Non-producing	Plant and	Right-of use	office
	interests	properties	equipment	lease assets	equipment	Total

Cost
Balance at January 1, 2018	$104,362	$58,467	$48,808	$-	$84	$211,721
Asset additions	9,420	-	5,734	-	11	15,165
Property purchase option acquired	-	2,633	-	-	-	2,633
Change in decommissioning provision	(354)	-	-	-	-	(354)
Reclassification	-	(61,100)	-	-	-	(61,100)
Balance at December 31, 2018	113,428	-	54,542	-	95	168,065
Asset additions	1,840	-	453	527	-	2,820
Property purchase option acquired	-		-		-	-
Change in decommissioning provision	52	-	-	-	-	52
Reclassification	-	-	(343)	343	-	-
Balance at March 31, 2019	$115,320	$-	$54,652	$870	$95	$170,937

Accumulated depreciation
and depletion
Balance at January 1, 2018	$34,848	$50,502	$26,031	$-	$39	$111,420
Depreciation/depletion for the year	6,762	-	3,800	-	10	10,572
Write-down of equipment	-	-	133	-	-	133
Reclassification	-	(50,502)	-	-	-	(50,502)
Balance at December 31, 2018	41,610	-	29,964	-	49	71,623
Depreciation/depletion for the period	2,245	-	1,139	75	3	3,462
Balance at March 31, 2019	$43,855	$-	$31,103	$75	$52	$75,085

Carrying value
at December 31, 2018	$71,818	$-	$24,578	$-	$46	$96,442
at March 31, 2019	$71,465	$-	$23,549	$795	$43	$95,852

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

As at January 1, 2019, the Company recognized $0.9 million of right-of-use assets from leases upon adoption of IFRS 16 using the modified retrospective approach, where $0.1 million were from the Mexican Operations, $0.3 million were from the U.S. Operations, and $0.5 million were from Corporate and Other. The associated lease liabilities were classified into trade and other payables and other long-term liabilities in the consolidated statement of financial position.

On March 2, 2017, the Company entered into an option acquisition agreement with Impulsora Minera Santacruz S.A. de C.V., a wholly-owned subsidiary of Santacruz Silver Mining Ltd. (“Santacruz”), to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico. As at December 31, 2018, the property purchase option was reclassified as an asset held-for-sale as its carrying amount will be recovered principally through sale. A write-down of $3.7 million was recorded for the year-ended December 31, 2018 to measure the asset held-for-sale at the lower of its carrying amount of $10.6 million and fair value less estimated costs to sell of $6.9 million. Further details of the option are disclosed in Note 8 of the consolidated financial statements for the year ended December 31, 2018.

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. A write-down of $0.1 million was recorded for the year ended December 31, 2018 as a result of writing down carrying amounts of equipment to recoverable amounts. No other impairment or impairment reversal indicators were identified for the three-month period ended March 31, 2019.

The amount of borrowing costs capitalized as property, plant and equipment was nil during the three-month period ended March 31, 2019 (2018: nil).

8.   Convertible loans receivable and payable

On October 1, 2018, in connection with the business combination with Pershing Gold Corporation (“Pershing”) (see Note 20), the Company entered into short-term secured convertible loan agreements with Pierre Lassonde and two other lenders for $5.5 million CAD due July 1, 2019 with interest payable at 15% per annum (the “Convertible Loans Payable”). The Convertible Loans Payable may be extended to mature on October 1, 2019 with interest payable at 18% per annum upon election by the Company.

The Company recorded a derivative asset of $0.2 million on initial recognition based on the estimated fair value of the extension option and recognized a loss of nil in the consolidated statement of income (loss) and comprehensive income (loss) for the three-month period ended March 31, 2019 (for the year ended December 31, 2018: $0.1 million) as a result of the change in estimated fair value of the extension option.

The Convertible Loans Payable may be converted into common shares of the Company upon mutual election at a conversion price determined as the lower of $3.1231 CAD or the volume-weighted average price of the Company’s common shares for five trading days immediately preceding the date of exercise. On initial recognition and as at December 31, 2018, the fair value of the conversion option is nil. Interest expense of $0.2 million was recorded in the consolidated statement of income (loss) and comprehensive income (loss) for the three-month period ended March 31, 2019 (for the year ended December 31, 2018: $0.2 million) in connection with the Convertible Loans Payable.

Under the terms of the Convertible Loans Payable, the Company issued 1,074,999 warrants to the lenders where each warrant is exercisable for one common share at an exercise price of $3.1231 CAD for a period of 5 years. The holders of the warrants may elect a cashless exercise option to receive common shares of the Company equal to the fair value of the warrants, in lieu of exercising the warrants for cash. If so elected, the fair value of the warrants is determined by multiplying the number of warrants to be exercised by the market price of a common share less the warrants exercise price with the difference divided by the market price of the common share. There will be variability in the number of shares issued per warrant if a warrant holder exercises this option.

The Company recorded a derivative warrant liability on initial recognition of $1.3 million based on the estimated fair value of the warrants determined using the Black-Scholes warrant pricing model and recognized a $0.1 million gain in the consolidated statement of income (loss) and comprehensive income (loss) for the three-month period ended March 31, 2019 (for the year ended December 31, 2018: $0.6 million gain) as a result of the change in estimated fair value of the derivative warrant liability.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The initial fair value of the principal portion of the Convertible Loans Payable was determined using a market interest rate for an equivalent non-convertible instrument at the issue date. The principal portion is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity. The remainder of the proceeds are allocated to the extension option, the conversion option, and the derivative warrant liability.

The net proceeds of the Convertible Loans Payable are being used by the Company to fund a short-term secured first lien convertible loan to Pershing due June 1, 2019 with interest payable at 16% per annum (the “Convertible Loan Receivable”) to address Pershing’s near-term working capital requirements. As at March 31, 2019, the Company had funded $2.8 million of the Convertible Loan Receivable to Pershing. The Convertible Loan Receivable may be extended to mature on September 1, 2019 with interest payable at 19% per annum upon election by Pershing. The Convertible Loan Receivable may be converted into common shares of Pershing upon election by the Company at a conversion price determined as the higher of $1.18 or the volume-weighted average price of Pershing’s common shares for five trading days immediately preceding the date of exercise. The Convertible Loan Receivable is carried at fair value with changes in fair value recorded in the consolidated statement of income (loss) and comprehensive income (loss) for the period.

9.   Promissory note

On February 19, 2019, in connection with the business combination with Pershing (see Note 20), the Company entered into a $3 million unsecured, promissory note maturing on February 19, 2020 at an interest rate of 10% per annum, payable quarterly, with Sandstorm Gold Ltd. (“Sandstorm”) in providing financing for the development of Pershing’s Relief Canyon Project (the “Promissory Note”). The Company may prepay the principal balance outstanding at any time without penalty to Sandstorm.

10.   Pre-payment facility

On January 29, 2017, the Company entered into a pre-payment facility for $15.0 million with Metagri S.A. de C.V., a subsidiary of Glencore PLC (“Glencore”), to fund a portion of the development costs for the San Rafael project within the Cosalá district of Sinaloa, Mexico (the “Pre-Payment Facility”). The Pre-Payment Facility was drawn in full on March 30, 2017, has a term of four years at an interest of U.S. LIBOR rate plus 5% per annum, and is secured by a promissory note in the amount of up to $15.0 million issued by the Company, a corporate guarantee in favour of Glencore, and limited asset level security on the San Rafael project. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from the San Rafael project where Glencore will pay for the concentrates at the prevailing market prices for silver, zinc and lead, less customary treatment, refining and penalty charges. Repayment of principal on the Pre-Payment Facility began in January 2018 as an additional tonnage charge on shipments of concentrate where $3.9 million was paid during the year ended December 31, 2018 and $1.4 million was paid during the three-month period ended March 31, 2019. Minimum annual principal repayments of $5.5 million are due during 2019 and $5.5 million are due during 2020.

11.   Share capital

a.   Authorized

Authorized share capital consists of an unlimited number of common shares.

	March 31,	December 31,
	2019	2018

Issued
45,391,989 (2018: 43,402,434) common shares	$215,790	$212,943

b.   Stock option plan

The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

A summary of changes in the Company’s outstanding stock options is presented below:

		March 31,		December 31,
		2019		2018
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of period	3,160	$3.77	2,316	$3.06
Granted	-	-	1,435	4.54
Exercised	-	-	(471)	2.29
Expired	-	-	(120)	5.14
Balance, end of period	3,160	$3.77	3,160	$3.77

The following table summarizes information on stock options outstanding and exercisable as at March 31, 2019:

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

2.00 to 3.00	0.14	731	2.04	711	2.04
3.01 to 4.00	0.82	1,025	3.85	1,005	3.85
4.01 to 5.00	1.76	1,364	4.58	920	4.58
5.01 to 6.00	1.82	40	5.55	27	5.55
		3,160	$3.77	2,663	$3.64

c.   Share-based payments

The weighted average fair value at grant date of the Company’s stock options granted during the three-month period ended March 31, 2019 was nil (2018: $1.50).

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions for the three-month periods ended March 31, 2019 and 2018:

	March 31,	March 31,
	2019	2018

Expected stock price volatility (1)	-	59%
Risk free interest rate	-	1.74%
Expected life	-	3 years
Expected forfeiture rate	-	3.36%
Expected dividend yield	-	0%

Share-based payments included in cost of sales	$-	$-
Share-based payments included in general and
administrative expenses	99	1,038
Total share-based payments	$99	$1,038

(1)	Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

d.   Warrants

The warrants that are issued and outstanding as at March 31, 2019 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
1,074,999	3.12	Oct 2018	Oct 1, 2023
799,065	4.68	Jul 2016	Jun 14, 2021
1,447,426	4.68	Jun 2016	Jun 9, 2021
3,321,490

e.   Restricted Share Units:

The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each cash settled award charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and associated liability (which is included in trade and other long-term liabilities in the consolidated statement of financial position) are adjusted to reflect changes in market value. As at March 31, 2019, 25,536 (December 31, 2018: 86,692) restricted share units are outstanding at an aggregate value of $0.1 million (December 31, 2018: $0.1 million).

f.   Deferred Share Units:

The Company has a Deferred Share Unit Plan under which eligible directors of the Company receive awards of deferred share units on a quarterly basis as payment for 20% of their director fees earned. Deferred share units are settled in either cash or common shares at the Company’s discretion when the director leaves the Company’s Board of Directors. The Company recognizes a cost in director fees and a corresponding increase in equity reserve upon issuance of deferred share units. As at March 31, 2019, 350,175 (December 31, 2018: 337,137) deferred share units are issued and outstanding.

12.   Weighted average basic and diluted number of common shares outstanding

	Three-month	Three-month
	period ended	period ended
	March 31,	March 31,
	2019	2018

Basic weighted average number of shares	44,721,090	41,776,998
Effect of dilutive stock options and warrants	-	2,377,451
Diluted weighted average number of shares	44,721,090	44,154,449

Diluted weighted average number of common shares for the three-month period ended March 31, 2019 excludes 3,159,993 (2018: 1,383,403) anti-dilutive stock options and 3,321,490 (2018: nil) anti-dilutive warrants.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

13.   Revenue

The following is a disaggregation of revenue categorized by commodities sold for the three-month periods ended March 31, 2019 and 2018:

	March 31,	March 31,
	2019	2018

Silver
Provisional sales revenue	$5,947	$6,831
Derivative pricing adjustments	(98)	193
	5,849	7,024
Zinc
Provisional sales revenue	$13,343	$11,164
Derivative pricing adjustments	317	50
	13,660	11,214
Lead
Provisional sales revenue	$7,386	$8,978
Derivative pricing adjustments	57	8
	7,443	8,986
Other by-products
Provisional sales revenue	$182	$128
Derivative pricing adjustments	(33)	(36)
	149	92

Total provisional sales revenue	$26,858	$27,101
Total derivative pricing adjustments	243	215
Gross revenue	27,101	27,316
Treatment and selling costs	(9,275)	(6,933)
	$17,826	$20,383

Derivative pricing adjustments represent subsequent variations in revenue recognized as an embedded derivative from contracts with customers and are accounted for as financial instruments (see Note 17). Revenue from contracts with customers is recognized net of treatment and selling costs if payment of those amounts is enforced at the time of sale.

14.   Cost of sales

Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales for the three-month periods ended March 31, 2019 and 2018:

	March 31,	March 31,
	2019	2018

Salaries and employee benefits	$6,590	$6,022
Raw materials and consumables	5,243	4,771
Utilities	1,334	1,028
Other costs	230	917
Changes in inventories	(927)	405
	$12,470	$13,143

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

15.   Corporate general and administrative expenses

Corporate general and administrative expenses are costs incurred at corporate and other segments that do not directly relate to production. The following are components of corporate general and administrative expenses for the three-month periods ended March 31, 2019 and 2018:

	March 31,	March 31,
	2019	2018

Salaries and employee benefits	$514	$446
Directors’ fees	94	74
Share-based payments	100	1,028
Professional fees	109	196
Office and general	413	486
	$1,230	$2,230

16.   Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the three-month period ended March 31, 2019 was 26.5% and for the year ended December 31, 2018 was 26.5%.

The Company’s net deferred tax asset relates to the U.S. alternative minimum tax credits available:

	March 31,	December 31,
	2019	2018

Alternative minimum tax credits	626	626
Other	742	742
Total deferred tax assets	1,368	1,368
Property, plant and equipment	(742)	(742)
Net deferred tax assets	$626	$626

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	March 31,	December 31,
	2019	2018

Property, plant and equipment	$873	$878
Other	745	607
Total deferred tax liabilities	1,618	1,485
Provisions and reserves	(360)	(353)
Net deferred tax liabilities	$1,258	$1,132

17.   Financial risk management

a.   Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i)            Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

As of March 31, 2019, the Company’s exposure to credit risk with respect to trade receivables amounts to $7.8 million (December 31, 2018: $6.1 million). The Company believes credit risk for Mexican Value Added Taxes of $1.2 million (December 31, 2018: $1.5 million) is not significant as they relate to current amounts receivable from Mexican taxation authorities. There are no significant provision recorded for expected credit losses at March 31, 2019 and December 31, 2018.

(ii)            Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, existing credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	March 31, 2019
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$14,066	$14,066	$-	$-	$-
Pre-payment facility	9,693	5,568	4,125	-	-
Interest on pre-payment facility	648	522	126	-	-
Convertible loans	4,116	4,116	-	-	-
Interest on convertible loans	154	154	-	-	-
Promissory note	3,000	3,000	-	-	-
Interest on promissory note	267	267	-	-	-
Projected pension contributions	4,370	676	1,593	1,524	577
Decommissioning provision	5,258	50	618	-	4,590
Other long-term liabilities	1,100	-	487	120	493
	$42,672	$28,419	$6,949	$1,644	$5,660

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities as follows:

	March 31, 2019
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$288	$288	$-	$-	$-
Other long-term liabilities	$519	-	399	120	-
	$807	$288	$399	$120	$-

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The following table summarizes the continuity of the Company’s total lease liabilities discounted using an incremental borrowing rate of 8% applied during the period:

Balance at January 1, 2019	$270
IFRS 16 adoption	527
Lease principal payments	(60)
Lease interest payments	(11)
Accretion on lease liabilities	7
Balance at March 31, 2019	$733

(iii)            Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1)	Interest rate risk

The Company is subject to the interest rate risk of U.S. LIBOR rate plus 5% per annum from the existing pre-payment facility. Interest rates of other financial instruments are fixed.

(2)	Currency risk

As at March 31, 2019, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and Mexican pesos (“MXP”):

Financial instruments that may impact the Company’s net earnings or other comprehensive income due to currency fluctuations include CAD and MXP denominated assets and liabilities which are included in the following table:

	As at March 31, 2019
	CAD	MXP

Cash and cash equivalents	$129	$139
Trade and other receivables	51	1,314
Trade and other payables	2,218	6,162

As at March 31, 2019, the CAD/USD and MXP/USD exchange rates were 1.34 and 19.38, respectively. The sensitivity of the Company’s net income (loss) and comprehensive income (loss) due to changes in the exchange rates for the three-month period ended March 31, 2019 is included in the following table:

	CAD/USD	MXP/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net income	$273	$421
Other comprehensive income	(27)	69

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

At March 31, 2019, the Company had non-hedge foreign exchange forward contracts to buy approximately 60.0 million MXP at average exchange rate of 20.64 MXP/USD to be settled within the second quarter of 2019 valued at approximately $2.9 million. The average forward exchange rate on settlement as at March 31, 2019 was approximately 19.57 MXP/USD with the currencies having a fair value of approximately $3.1 million. Accordingly, the Company recorded an unrealized gain of nil through profit or loss during the three-month period ended March 31, 2019 (2018: nil). The Company settled non-hedge foreign exchange forward contracts to buy approximately 60.0 million MXP and recorded realized gains of $0.2 million through profit or loss during the three-month period ended March 31, 2019 (2018: nil).

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

(3)	Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at March 31, 2019, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, copper and gold prices would affect trade receivables by approximately $0.8 million.

At March 31, 2019, the Company had non-hedge commodity forward contracts for approximately 11.2 million pounds of zinc at $1.21 per pound to be settled within the next 12 months valued at approximately $13.6 million. The average forward prices on settlement as at March 31, 2019 was approximately $1.32 per pound with the commodities having a fair value of approximately $14.8 million. Accordingly, the Company recorded an unrealized loss of $1.2 million through profit or loss during the three-month period ended March 31, 2019 (2018: unrealized gain of $0.4 million).

Net amount of gain or loss on derivative instruments from non-hedge foreign exchange and commodity forward contracts recognized through profit or loss during the three-month period ended March 31, 2019 was loss of $1.0 million (2018: gain of $0.4 million).

b.   Fair values

The fair value of cash, restricted cash, trade and other payables, and other long-term liabilities approximate their carrying amounts. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

•
Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company’s cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

•
Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

•
Convertible loans receivable and payable: The principal portion of the Convertible Loan Receivable is carried at fair value while the principal portion of the Convertible Loans Payable is carried at amortized cost.

•
Embedded derivatives: Revenues from the sale of metals produced since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.

•
Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	March 31,	December 31,
	2019	2018

Level 1
Cash and cash equivalents	$3,432	$3,464
Restricted cash	680	681

Level 2
Trade and other receivables	9,309	7,712
Derivative instruments	1,226	35
Convertible loan receivable	2,777	1,977
Convertible loans payable	4,116	4,032
Promissory note	3,000	-
Pre-payment facility	9,693	1,110
Derivative warrant liability	667	711

18.   Segmented and geographic information, and major customers

a.   Segmented information

The Company’s operations comprise of three reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b.   Geographic information

All revenues from sale of concentrates for the three-month periods ended March 31, 2019 and 2018 were earned in Mexico and the United States. The following segmented information is presented as at March 31, 2019 and December 31, 2018, and for the three-month periods ended March 31, 2019 and 2018.

	As at March 31, 2019				As at December 31, 2018
	Mexican Operations	U.S. Operations	Corporate and Other	Total	Mexican Operations	U.S. Operations	Corporate and Other	Total

Cash and cash equivalents	$3,147	$1	$284	$3,432	$3,305	$(2)	$161	$3,464
Trade and other receivables	7,825	1,297	187	9,309	6,353	1,274	85	7,712
Inventories	6,364	2,699	-	9,063	5,844	2,292	-	8,136
Prepaid expenses	430	317	242	989	506	535	206	1,247
Asset held-for-sale	6,925	-	-	6,925	6,925	-	-	6,925
Convertible loan receivable	-	-	2,754	2,754	-	-	1,922	1,922
Restricted cash	141	538	1	680	139	541	1	681
Property, plant and equipment	50,881	44,491	480	95,852	52,540	43,856	46	96,442
Deferred tax assets	-	626	-	626	-	626	-	626
Total assets	$75,713	$49,969	$3,948	$129,630	$75,612	$49,122	$2,421	$127,155

Trade and other payables	$7,517	$3,455	$3,094	$14,066	$8,094	$3,614	$2,637	$14,345
Derivative instruments	-	-	1,226	1,226	-	-	35	35
Convertible loans payable	-	-	3,445	3,445	-	-	2,972	2,972
Promissory note	-	-	3,000	3,000	-	-	-	-
Other long-term liabilities	11	619	399	1,029	-	632	57	689
Pre-payment facility	9,693	-	-	9,693	11,110	-	-	11,110
Post-employment benefit obligations	-	8,279	-	8,279	-	8,174	-	8,174
Decommissioning provision	1,800	2,094	-	3,894	1,760	2,031	-	3,791
Derivative warrant liability	-	-	667	667	-	-	711	711
Deferred tax liabilities	1,258	-	-	1,258	1,132	-	-	1,132
Total liabilities	$20,279	$14,447	$11,831	$46,557	$22,096	$14,451	$6,412	$42,959

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Three-month period ended March 31, 2019				Three-month period ended March 31, 2018
	Mexican Operations	U.S. Operations	Corporate and Other	Total	Mexican Operations	U.S. Operations	Corporate and Other	Total

Revenue	$12,837	$4,989	$-	$17,826	$11,408	$8,975	$-	$20,383
Cost of sales	(5,739)	(6,731)	-	(12,470)	(5,616)	(7,527)	-	(13,143)
Depletion and amortization	(2,519)	(912)	(31)	(3,462)	(1,343)	(870)	(2)	(2,215)
Care, maintenance and restructuring costs	(11)	(85)	-	(96)	-	(88)	-	(88)
Corporate general and administrative expenses	-	-	(1,230)	(1,230)	-	-	(2,230)	(2,230)
Transaction costs	-	-	(977)	(977)	-	-	-	-
Exploration costs	(531)	(71)	-	(602)	(1,711)	(72)	-	(1,783)
Accretion on decommissioning provision	(37)	(12)	-	(49)	(37)	(10)	-	(47)
Interest and financing expense	(200)	-	(501)	(701)	(261)	-	(1)	(262)
Foreign exchange gain (loss)	90	-	(49)	41	(144)	-	(2)	(146)
Gain (loss) on derivative instruments	-	-	(1,026)	(1,026)	-	143	224	367
Gain on derivative warrant liability	-	-	59	59	-	-	-	-
Income (loss) before income taxes	3,890	(2,822)	(3,755)	(2,687)	2,296	551	(2,011)	836
Income tax expense	(126)	-	-	(126)	(313)	-	-	(313)
Net income (loss) for the period	$3,764	$(2,822)	$(3,755)	$(2,813)	$1,983	$551	$(2,011)	$523

c.   Major customers

The Company sold concentrates to one customer during the three-month period ended March 31, 2019 (2018: two customers), with each customer accounting for 100% (2018: 56% and 44%) of revenues, respectively.

19.   Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $10.2 million (MXP 196.8 million), of which $4.4 million (MXP 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $4.9 million (MXP 94.6 million) of their original reassessment. The remaining $5.3 million (MXP 102.2 million) consists of $4.4 million (MXP 84.4 million) related to transactions with certain suppliers and $0.9 million (MXP 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $0.9 million (MXP 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.4 million (MXP 84.4 million), if denied, would be offset by available tax losses. The Company accrued $1.0 million (MXP 19.9 million) in the consolidated financial statements as at December 31, 2018 as a probable obligation for the disallowance of value added taxes related to the Mexican tax reassessment.

20.   Subsequent events

On April 3, 2019, the Company completed the acquisition of Pershing after the shareholder vote on January 9, 2019 and finalizing the final regulatory requirements on April 1, 2019. The merger was completed by the Company acquiring all the outstanding common and preferred shares of Pershing through exchanging each outstanding Pershing common share for 0.715 common shares of the Company and exchanging each outstanding Pershing preferred share for 461.440 common or preferred shares of the Company. Outstanding Pershing options and RSUs were exchanged for the Company’s common share considerations and outstanding Pershing warrants became exercisable for the Company’s common shares under the same exchange ratio. The merger will be accounted for in the second quarter of 2019 as a business combination with the Company identified as the acquirer for accounting purposes.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2019 and 2018
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

On April 3, 2019, the Company entered into a $25 million precious metals delivery and purchase agreement (the “Purchase Agreement”) with Sandstorm for the construction and development of Pershing’s Relief Canyon Project (the “Project”). The Purchase Agreement consists of a combination of fixed and variable deliveries from the Relief Canyon Project. The $25 million advance is conditional upon, among other things, commencement of construction of the Project and the associated development plan and operational contracts. The Company also granted a royalty over certain properties owned by these entities in the area surrounding the Relief Canyon Project to a wholly-owned subsidiary of Sandstorm.

On April 3, 2019, the Company issued a $10 million convertible debenture (the “Convertible Debenture”) to Sandstorm due April 3, 2023 with interest payable at 6% per annum and repayable at the Company’s option prior to maturity. The funds available under the Convertible Debenture include the principal amount of the $3 million Promissory Note previously issued to Sandstorm by the Company. The Convertible Debenture may be converted into common shares of the Company at Sandstorm’s option at a conversion price of $2.14.

On April 3, 2019, the Company entered into a subscription agreement with Sandstorm to purchase $10 million CAD of the Company’s common shares based on the 5-day volume weighted average price of the Company’s common shares, resulting in the issuance of 4,784,689 of the Company’s common shares.

On April 3, 2019, the Company along with Pierre Lassonde and two other lenders have mutually elected to convert the Company’s outstanding Convertible Loans Payable into common shares of the Company in accordance with the Convertible Loans Payable agreement terms, resulting in the issuance of 2,763,518 of the Company’s common shares.

On April 3, 2019, the Company agreed to sell its option for the right to acquire a 100% interest of the San Felipe property with Hochschild to Premier Gold Mines Ltd. for total consideration of $10.8 million, with an initial $7.0 million payable on closing of the transaction, $1.9 million payable upon formal construction decision of the San Felipe property, and $1.9 million payable upon commercial production of the San Felipe property.